Exhibit 99.1

TELUS International and Google Cloud Announce Expansion of Long-Term Strategic

Partnership to Drive Enterprise Digital Transformation

Joint go-to-market strategy to initially focus on application migration,

infrastructure modernization and Contact Center AI

Partnership expands on TELUS International’s 10-year relationship with Google, reflecting growth and customer demand for Google Cloud solutions and technology

US, CANADA

Vancouver, Canada - (February 23, 2021) -- Today, TELUS International (NYSE and TSX: TIXT), a digital customer experience (CX) innovator that designs, builds and delivers next-generation solutions for global and disruptive brands, announced the expansion of its long-term, strategic partnership with Google Cloud, launching a new joint go-to-market strategy focused on application migration to Google Cloud and infrastructure modernization, areas which are critical components on every digital journey. Under this expanded partnership, TELUS International will also provide implementation services for Google Cloud's Contact Center AI solution, helping enterprises modernize contact centers and deliver differentiated digital CX to end customers.

“We are excited for this next significant step in the ongoing growth and progression of our valued 10-year partnership with Google that enables us to further support our clients’ evolving digital transformation strategies and digital customer experiences with Google Cloud. By combining our next-gen digital solutions and expertise together with Google Cloud’s best-in-class cloud infrastructure, data and AI capabilities, we can jointly address key challenges in application migration and infrastructure modernization,” said Jeff Puritt, President and CEO at TELUS International. “Today’s announcement with Google Cloud is further testament to our mutual respect of one another’s skills, capabilities and longstanding heritages in bringing digital CX to life in order to drive innovation and profitability for our clients and provide the best outcomes for their end customers in an ever-changing digital landscape.”

“We’re excited to expand our partnership with TELUS International, and to jointly help enterprises achieve their digital transformation goals,” said Rob Enslin, President, Google Cloud. “TELUS International brings a wealth of experience and expertise supporting global businesses, including in modernizing contact centers, enabling secure remote work, and developing digital customer experiences. With this expanded partnership, we’ll work together to accelerate enterprises’ migrations to Google Cloud, modernize their critical business infrastructure, and improve contact center experiences with artificial intelligence.”

TELUS International is an existing Google Cloud Platform (GCP) reseller and a strategic supplier for managed and professional services systems integration for Google Cloud. The company is currently earning its Managed Services Provider (MSP) certification for Google Cloud, on-schedule for completion in 2021. The elevated designation signals a commitment by both companies to drive digital transformation by providing cloud implementation, sales, and technical support to enterprises as they innovate through the use of Google Cloud solutions.

TELUS International has also established a Google Cloud Center of Excellence, a Competency Center and a dedicated Strategy Realization Office with certified Google Cloud engineers and architects who are skilled in cloud infrastructure, application modernization, and managed services, developing industry-based solutions in high-growth areas to accelerate our clients’ adoption of Google Cloud.

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About TELUS International

TELUS International (NYSE and TSX: TIXT) designs, builds and delivers next-generation technology solutions to enhance the digital customer experience (CX) for global and disruptive brands.The company’s services support the full lifecycle of its clients’ digital transformation journeys and enable them to more quickly embrace next-generation digital technologies to deliver better business outcomes. TELUS International’s integrated solutions and capabilities span digital strategy, innovation, consulting and design, digital transformation and IT lifecycle solutions, and omnichannel CX solutions that include content moderation, trust and safety solutions and other managed solutions. Fueling all stages of company growth, TELUS International partners with some of the world’s most disruptive brands across high growth industry verticals, including tech and games, communications and media, eCommerce and fintech, healthcare, and travel and hospitality. Learn more at: telusinternational.com.

TELUS International Media Relations

Ali Wilson
(604) 328-7093
Ali.Wilson@telusinternational.com